GIBSON, DUNN & CRUTCHER LLP
Lawyers

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS
__________

200 Park Avenue, New York, New York 10166-0193
(212) 351-4000

www.gibsondunn.com

October 1, 2009

Direct Dial Client No.
(212) 351-4000 C 92365-00021

Fax No.

(212) 351-4035

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz
Branch Chief ― Legal
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	TBS International Limited (the "Company")
Registration Statement on Form S-3, filed September 10, 2009
File No. 333-161839

Dear Ms. Ravitz:

On behalf of TBS International Limited, this letter responds to your letter, dated September 21, 2009, regarding the Registration Statement on Form S-3, filed on September 10, 2009 (the "Registration Statement").  Your comments are set forth below, followed by our response.  Our responses below refer to the Registration Statement, as amended by Amendment No. 1 thereto ("Amendment No. 1"), which is being filed today by electronic submission.

Legal Opinion, Exhibit 5.2

Comment 1

Please confirm that you will file unqualified opinions at the time of each takedown.

Response 1

The Company respectfully confirms that it will file unqualified legal opinions at the time of each takedown.

Comment 2

Please delete the assumption letter (q) of counsel's opinion, as it is not appropriate to assume that no parties other than the company carry on business from premises in Bermuda.

Response 2

In response to the Staff's comment, we have filed a revised legal opinion that does not contain assumption (q).

Comment 3

Please delete the sentence that begins, "[t]his opinion is issued solely for the purposes of the filing of the Registration Statement."  Attempts to limit your opinion in such a manner are not appropriate.

Response 3

We respectfully note your comment and have filed a revised legal opinion that does not contain the referenced sentence.

* * *

We believe the foregoing and Amendment No. 1 are responsive to your comments.  In connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to the undersigned at (212) 351-3920 or Eric M. Scarazzo of my firm at (212) 351-2389.  Facsimile transmissions may be sent to (212) 351-4035.

Very truly yours,

/s/ Steven R. Finley
Steven R. Finley

SRF/ems

cc: Joseph E. Royce
TBS International Limited
Commerce Building
Chancery Lane
Hamilton HM 12, Bermuda